SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nabors Industries Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G6359F103
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Alexander M. Knaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 6 of 9 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 23, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Nabors Industries Ltd., a Bermuda exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 4, 2013, PHM Investment entered into an agreement with the Issuer (the "Settlement Agreement") regarding the composition of the Issuer's board of directors (the "Board"). Under the terms of the Settlement Agreement, the Issuer shall, within two business days after the date of the Settlement Agreement, appoint Howard Wolf (the "2013 Director Designee") as a director of the Issuer with a term expiring at the 2013 annual meeting of shareholders (the "2013 Annual Meeting"). The Issuer also agreed to seek the re-election of the 2013 Director Designee (or a substitute person selected pursuant to the terms of the Settlement Agreement) at the 2013 Annual Meeting and 2014 annual meeting of shareholders (the "2014 Annual Meeting"), in each case with a term expiring at the Issuer's next annual meeting of shareholders.

Furthermore, the Issuer agreed that, if PHM Investment beneficially owns at least 5% of the outstanding Common Stock as of the date that is 30 days prior to the last day of the advance notification period for the 2014 Annual Meeting, the Board shall nominate and seek the election of an individual (who shall be considered an independent director of the Issuer under the New York Stock Exchange's Listed Company Manual) selected by the Issuer, subject to the approval of the 2013 Director Designee (the "2014 Director Designee" and together with the 2013 Director Designee, the "Director Designees"), for election at the 2014 Annual Meeting as a director of the Issuer to replace the retiring Class II director, with a term expiring at the Issuer's next annual meeting of shareholders. In the event that one or more of the Director Designees is not elected at the 2013 Annual Meeting and/or 2014 Annual Meeting, as applicable, or resigns as a director or refuses or is otherwise unable to serve as a director at any time during the Standstill Period, a substitute person (selected pursuant to the terms of the Settlement Agreement) shall be appointed to serve as such Director Designee for the remainder of the applicable term.

The Issuer also agreed that, during the Standstill Period, it shall not increase the size of the Board in excess of eight members or decrease the size of the Board if it would result in the elimination of one or more of the Director Designees.

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 7 of 9 Pages

The Issuer also confirmed in the Settlement Agreement that it had taken action pursuant to the Issuer's Rights Agreement with Computershare Trust Company, N.A., dated as of July 16, 2012, to exempt PHM Investment and its affiliates from being an "Acquiring Person" as a result of the Settlement Agreement or the acquisition of additional shares of Common Stock up to a maximum of 14.99% of the outstanding Common Stock.

In addition, the Issuer agreed to announce that the Board will conduct a strategic review of the Issuer, expected to be completed by the end of the summer 2013, and hire an independent financial advisory firm of international reputation to assist in such review.

Under the terms of the Settlement Agreement, PHM Investment agreed that it and its affiliates shall abide by certain standstill provisions, such provisions to last until the earliest to occur of (i) the date that is the 18 month anniversary of the date of the Settlement Agreement, (ii) the Company failing to (x) appoint the 2013 Director Designee to the Board within two business days of the date of the Settlement Agreement or (y) include the 2013 Director Designee on its slate of directors nominated for election at the 2013 Annual Meeting, and (iii) the date that is 30 days prior to the last day of the advance notification period for the 2014 Annual Meeting if the Issuer fails to announce prior to such date that it will be including on its slate of directors nominated for election at the 2014 Annual Meeting the 2013 Director Designee or the 2014 Director Designee (other than, in each of cases (ii) and (iii), as a result of the 2013 Director Designee's or 2014 Director Designee's refusal or inability to serve) (such period, the "Standstill Period"). In addition, PHM Investment agreed that, during the Standstill Period, it and its affiliates would cause all shares of Common Stock for which they have the right to vote to be present for quorum purposes at any shareholder meeting and, at any such meeting or in response to any consent solicitation, to be voted or consent, as applicable, (A) in favor of each director nominated and recommended by the Board for election, (B) against any shareholder nominations for director which are not approved and recommended by the Board for election, and (C) with respect to all other matters, other than certain extraordinary matters, in accordance with the recommendation of the majority of non-management directors of the Board.

The foregoing summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

On April 4, 2013, the Issuer and PHM Investment issued a press release relating to the Settlement Agreement, a copy of which is attached as Exhibit B to the Settlement Agreement (attached as Exhibit 2 hereto) and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 4, 2013, the Issuer and PHM Investment entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D and are incorporated by reference herein.

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
	Exhibit	Description
	2	Settlement Agreement, dated April 4, 2013.

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2013

PAMPLONA CAPITAL PARTNERS III, L.P.

By: Pamplona Capital Management, LLP, its investment manager
/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLP

/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLC

/s/ Brian Ratzan
Name: Brian Ratzan
Title: Head of U.S. Private Equity

/s/ Alexander M. Knaster
Alexander M. Knaster